Bar Riviera LLC (the "Company") a Tennessee Company

Financial Statements

For the fiscal year ended December 31, 2023


Bar Riviera LLC
Balance Sheet


Balance Sheet	Dec 31, 2023

Assets

Current assets:

Cash and cash equivalents	$40,353.00
Accounts receivable	$0.00
Prepaid expenses and other assets	$0.00
Total current assets	**$40,353.00**
Property and equipment - net	$134,647.00
Total assets	**$175,000.00**

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$0.00
Accrued expenses	$0.00
Deferred revenue and other liabilities	$0.00
Total current liabilities	**$0.00**
Convertible notes (if any)	$0.00
Other long term liabilities	$0.00
Total liabilities	**$0.00**

Stockholders' Equity:

Total value of common stock issued	$0.00
Total value of preferred stock issued	$175,000.00
SAFE - future equity obligation	$0.00
Additional paid-in capital	$0.00
Total stockholders' equity:	**$175,000.00**
Total liabilities and stockholders' equity:	**$175,000.00**


Unaudited


Bar Riviera LLC
Income Statement

Income Statement	Year Ended Dec, 2023
Revenue - net	$0.00
Cost of revenue	$0.00
Gross profit/loss	**$0.00**
Operating expenses	$0.00
Operating profit/loss	**$0.00**
Other income/expense	$0.00
Net profit/loss	**$0.00**

Bar Riviera LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2023
Cash flows from operating activities	$0.00
Cash flows from financing activities	$175,000.00
Cash flows from investing activities	$0.00
Cash at beginning of period	$0.00
Net increase/decrease in cash	**$175,000.00**
Cash at the end of period	**$175,000.00**


Bar Riviera LLC
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2023
Opening Balance	$0.00
Net profit/loss	$0.00
Stock Issued	$0.00
Preferred Stock Issued	$175,000.00
Ending Balance	$175,000.00


Unaudited


Bar Riviera LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
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1. ORGANIZATION AND PURPOSE

Bar Riviera LLC (the "Company") is a company organized on February 7, 2023 under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In accordance with Accounting Standards Codification (ASC) 850, "Related Party Disclosures," the Company has identified and disclosed the following related party transactions:

Equity Investments:
1. In February 2023, the Company obtained a $25,000 equity investment from Brice Hoffman, a managing member, and Leah Hoffman, the wife of a managing member. The investment represents a 1% stake of the 20% equity allocated to investor funds. All investors receive 100% of distributable cash until a full return of capital is given plus a 20% preferred return, after which each $25,000 investor will receive 1% of profits in perpetuity.

2. In April 2023, the Company obtained a $50,000 equity investment from Andrew Eddmenson and Sally Eddmenson, the brother-in-law and sister-in-law of Partner Brice Hoffman. The investment represents a 2% stake of the 20% equity allocated to investor funds. The terms are consistent with the investment described in the previous paragraph.

3. In October 2023, the Company obtained a $50,000 equity investment from Eva Curry and Phil Izaguirre, the brother and sister-in-law of partners Matt and Aaron Izaguirre. The investment represents a 2% stake of the 20% equity allocated to investor funds. The terms are consistent with the investment described in the first paragraph.

4. In January 2024, the Company obtained a $25,000 equity investment from Kristopher Esqueda, one of the partners in the company. The investment represents a 1% stake of the 20% equity allocated to investor funds. The terms are consistent with the investment described in the first paragraph.

Loan:

In January 2024, the Company obtained a $150,000 loan from Kristopher Esqueda, one of the partners of the company. The loan bears an interest rate of 12.5% and has a 5-year term.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.